SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2015

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 001-37504
A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

SBERA 401(k) Plan as adopted by The Provident Bank

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Provident Bancorp, Inc
5 Market Street
Amesbury, Massachusetts 01913

Savings Banks Employees Retirement
Association 401(k) Plan as Adopted by
The Provident Bank
2015 Financial Statements
and
Supplemental Schedule

E.I.N. 04-3497377         Plan Number 002

Financial Statements and Supplemental Schedule

December 31, 2015 and 2014

The following financial information is submitted herewith:                                                                                          Page

Notes to Financial Statements:

Supplemental Schedule:

Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at end of year)...................................................................14

All schedules, except as listed above, that are required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Audit Committee of the Board of Directors
Provident Bancorp, Inc.
Amesbury, Massachusetts

We have audited the accompanying financial statements of Savings Banks Employees Retirement Association (SBERA) 401(k) Plan as adopted by The Provident Bank (the “Plan”) which comprise the statement of net assets available for benefits as of December 31, 2015, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the SBERA 401(k) Plan as adopted by The Provident Bank as of December 31, 2015, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of SBERA 401(k) Plan as adopted by The Provident Bank. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

The financial statements of SBERA 401(k) Plan as adopted by The Provident Bank as of and for the year ended December 31, 2014, were audited by other auditors whose report dated October 13, 2015, expressed an unmodified opinion on those statements.

/s/ Whittlesey & Hadley, P.C.

Hartford, Connecticut
June 17, 2016

Savings Banks Employees Retirement Association
401(k) Plan as Adopted by The Provident Bank

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	December 31,
	2015	2014

Assets
Investments at fair value:
Common Collective Trust Funds	$ 7,402,662	$ 9,428,220
Provident Bancorp, Inc. common stock	3,131,606	--
Total investments at fair value	10,534,268	9,428,220

Notes receivable from participants	280,630	228,550

Net assets available for benefits	$ 10,814,898	$ 9,656,770

The accompanying notes are an integral part of these financial statements.

Savings Banks Employees Retirement Association
401(k) Plan as Adopted by The Provident Bank

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2015

Additions:
Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$ 723,138
Total investment income	723,138

Interest income on notes receivable from participants	9,783

Contributions:
Participant	505,047
Employer	318,960
Rollover	508,462
Total contributions	1,332,469
Total additions	2,065,390

Deductions from net assets attributable to:
Benefits paid to participants	907,262
Total deductions	907,262

Net increase	1,158,128

Net assets available for benefits:
Beginning of year	9,656,770
End of year	$ 10,814,898

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

1.  Description of the Plan

The following description of Savings Banks Employees Retirement Association (SBERA) 401(k) Plan as Adopted by The Provident Bank (the “Plan”) provides only general information.  Participants should refer to the Plan document and the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of The Provident Bank (the “Bank”). The Bank is a wholly-owned subsidiary of Provident Bancorp, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by the Savings Bank Employees Retirement Association (“SBERA”), which has overall responsibility for the operation and administration of the Plan. An Investment Committee consisting of the Plan’s Trustees determines the appropriateness of the Plan’s investment offerings and monitors investment performance.

SBERA is the Plan Administrator. SBERA contracts with Northeast Retirement Services (“NRS”) to provide record keeping services. SBERA is also the Trustee and the Custodian for the Plan.

Effective July 16, 2015, the Company completed its public stock offering and the Plan began offering Company common stock as an investment option to all Plan participants.

Eligibility Requirements

To become eligible for participation, an employee must have reached 21 years of age.

Contributions

Each year, participants may contribute to the Plan a percentage of pretax annual compensation, as defined in the Plan, up to the maximum amount allowable under the provisions of the Internal Revenue Code (“IRC”). Participants who have attained age 50 before the end of the plan year are also eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans or defined contribution plans (rollovers). Participants direct the investment of their contributions into various investment options offered by the Plan.

The Bank may make a safe harbor contribution to eligible participants, equal to 100% of participant deferrals, up to 6% of each participant’s eligible compensation contributed to the plan. To be eligible for a safe harbor contribution, participants must complete one year of service. For the plan years ended December 31, 2015 and 2014, the Bank made safe harbor contributions totaling $318,960 and $285,402, respectively. The Bank may also make nonelective contributions to eligible employees, as determined by the Board of Directors. To be eligible for a nonelective contribution, participants must complete one year of service. There were no nonelective contributions made during the plan years ended December 31, 2015 and 2014.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, Bank contributions and an allocation of Plan earnings. Allocations are based on the participant’s earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments

Participants direct their contributions into investment options offered by the Plan and common shares of Provident Bancorp, Inc., the parent company of the Bank. Employer contributions are invested in each participant’s account according to the participant’s selected allocation. Participants can change or transfer their investment options at any time via an automated telephone system or the Custodian’s website.

Notes to Financial Statements

Vesting

Participants are vested immediately in their contributions and the Bank’s safe harbor contributions, plus actual earnings thereon. Vesting in the Bank’s nonelective contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant is 100% vested after three years of credited services.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Notes are required to be repaid within five years unless the note is to be used for the purchase of a primary residence in which case the note may be repaid within a period of no more than twenty years. The notes are secured by the balance in the participant’s account and bear interest at prime rate as published by the Wall Street Journal plus 1%. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

Upon termination of service, retirement, disability or death, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump-sum amount, installment payments or partial payments. In-service withdrawals from the participant’s account are available upon reaching age 59½. If a participant’s vested account balance is $1,000 or less, the Plan administrator can distribute the entire balance in a lump-sum amount. Hardship withdrawals are available from the participant’s elective deferral account, excluding earnings thereon, in order to meet a participant’s immediate and heavy financial need. Participant deferrals are suspended for six months following receipt of a hardship withdrawal.

Forfeitures

At December 31, 2015 and 2014, there were no forfeited nonvested account amounts. These accounts can be used to reduce the Bank’s future safe harbor contributions.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

Use of Estimates

The preparation of financial statements in conformity with GAAP and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA requires management of the Plan make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by its investment advisors and custodians.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net investment income includes interest and dividend income and the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes to Financial Statements

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are charged against participant accounts when incurred. No allowance for credit losses has been recorded as of December 31, 2015 and 2014. Defaulted notes receivable from participants, if applicable, are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Bank as provided by the Plan document.  The Bank did not pay any administrative expenses on behalf of the Plan during 2015.

Administrative expenses including investment related fees are paid directly to SBERA and are reflected in the Plan’s share of the Common Collective Trust Funds net investment activity. In addition, included within the Plan’s interest in the Trust’s net investment income, in the accompanying Statement of Changes in Net Assets Available for Benefits, are certain investment related expenses included in the unrealized appreciation of fair value of investments.

Recent Accounting Pronouncements

In July 2015, the FASB issued Accounting Standards Update (“ASU”) No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient.  This Update was issued to reduce complexity in employee benefit plan accounting and improve usefulness of the information to users of the financial statements. Upon adoption of Part I of this Update, defined contribution pension plans and health and welfare benefit plans are to report direct investments in fully benefit-responsive investment contracts at contract value because contact value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully-benefit responsive investment contracts. Part II of this Update eliminates the requirements to disclose individual investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type.  Part III of this Update allows a plan with a fiscal year-end that does not coincide with the end of the calendar month to measure its investments and investment-related accounts using the month-end closest to the fiscal year-end.  This guidance is effective for plan years beginning after December 15, 2015.  The Plan does not expect the adoption of this guidance to have a significant impact on the Plan’s financial statements.

3.  Risk and Uncertainties

The Plan provides for various investment options which are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances, the amounts reported in the statements of net assets available for benefits, and the amounts reported in the statements of changes in net assets available for benefits.

Notes to Financial Statements

4.  Investments

Individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows at December 31:

	2015	2014

Provident Bancorp, Inc. common stock	$ 3,131,606	*
State Street Index 500 Account	1,037,538	$ 1,284,631
SBERA Equity Account	955,344	1,063,267
Times Square Small Cap Growth Account	795,551	983,156
SBERA Bond Account	781,634	930,231
INTECH Large Cap Growth Account	771,416	1,000,322
ICAP Large Cap Value Account	631,874	883,924
SBERA Money Market Account	620,775	695,873
SBERA International Equity Account	*	680,887
Boston Company Small Cap Value Account	*	619,550

* Investment does not represent 5% or more of the Plan's net assets available for benefits

For the year ended December 31, 2015, the Plan’s total investment income was as follows:

2015

Appreciation (depreciation) of investments at fair value:
Common Collective Trust Funds	$ (3,773)
Provident Bancorp, Inc. common stock	726,911
Net appreciation in fair value of investments	723,138
Total investment income	$ 723,138

The net appreciation in the fair value of investments includes both realized and unrealized gains and losses.

5.  Continuance of the Plan

The Bank has the right under the Plan to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested and are entitled to receive their respective shares of the Plan’s net assets after payment of all liabilities and expenses. At December 31, 2015, the Plan had not expressed any intention to terminate and expects to continue the Plan indefinitely.

6.  Tax Status

The Company has adopted a prototype plan document and is relying on the prototype sponsor’s opinion letter from the Internal Revenue Service dated March 31, 2014. The letter states that the prototype form of plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the prototype plan has been amended and restated since receiving the opinion letter, the Plan Sponsor and the Plan Administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.

Notes to Financial Statements

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.

7.  Related Party and Party-in-Interest Transactions

Certain administrative functions, including plan administration, are performed by officers or employees of the Bank. Northeast Retirement Services provides consulting, recordkeeping and other services in connection with the administration of the Plan. The Plan invests in a common collective trust managed by SBERA, the Trustee of the Plan. The assets of the Plan are held by several custodians. These transactions qualify as party-in-interest transactions. Notes receivable from participants also qualify as party-in-interest transactions.

During 2015, Provident Bancorp, Inc. completed an initial public stock offering and as a result Participants may allocate any portion of their contributions to purchase common shares of Provident Bancorp, Inc. Participants are subject to restrictions on trading during blackout periods and other reporting requirements of the Securities and Exchange Commission. Investments in Provident Bancorp, Inc.’s common stock amounted to $3,131,606 at December 31, 2015. During 2015 the Plan purchased and sold 244,123 and 3,045 number of shares, respectively. Because the Bank is the Plan Sponsor, transactions involving Provident Bancorp, Inc.’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

8.  Fair Value Measurements

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information. In accordance with GAAP, the fair value estimates are measured within the fair value hierarchy, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Basis of Fair Value Measurement

Level 1 —	Unadjusted quoted prices for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 —
Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 —	Significant unobservable inputs that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

When available, quoted market prices are used. In other cases, fair values are based on estimates using present value or other valuation techniques. These techniques involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experience and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in certain cases, could not be realized in an immediate sale of the instrument.

Notes to Financial Statements

Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not financial instruments. Accordingly, the aggregate fair value amounts presented do not purport to represent the underlying market value of the Plan.

The following table details the financial instruments carried at fair value on a recurring basis as of December 31, 2015 and 2014, and indicates the fair value hierarchy of the valuation techniques utilized by the Plan to determine the fair value:

		Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
December 31, 2015
Common Collective Trust Funds:
Equity	$ 5,112,285	$ --	$ 5,112,285	$ --
Debt	985,563	--	985,563	--
Asset allocation	636,319	--	636,319	--
Money market	620,775	--	620,775	--
Core	47,720	--	47,720	--
Provident Bancorp, Inc. common stock	3,131,606	3,131,606	--	--
	$ 10,534,268	$ 3,131,606	$ 7,402,662	$ --

December 31, 2014
Common Collective Trust Funds:
Equity	$ 6,515,737	$ --	$ 6,515,737	$ --
Debt	1,268,053	--	1,268,053	--
Asset allocation	928,643	--	928,643	--
Money market	695,873	--	695,873	--
Core	19,914	--	19,914	--
Provident Bancorp, Inc. common stock	--	--	--	--
	$ 9,428,220	$ --	$ 9,428,220	$ --

The following is a description of the valuation methodologies used for instruments measured at fair value:

Common Collective Trust Funds: Valued at the net asset value (“NAV”) of units of a bank collective trust. The NAV, as provided by the trustee, is used to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This value is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of a collective trust fund, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. These investments are generally classified as Level 2 in the fair value hierarchy.

Provident Bancorp, Inc. common stock:  Provident Bancorp, Inc. common stock is valued at the quoted market price from a national securities exchange. The Provident Bancorp, Inc. common stock is classified as Level 1 in the fair value hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan does not have any financial instruments carried at fair value on a nonrecurring basis at December 31, 2015 and 2014.

SUPPLEMENTAL SCHEDULE

Savings Banks Employees Retirement Association
401(k) Plan as Adopted by The Provident Bank

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at end of year)

EIN 04-3497377   Plan Number 002
December 31, 2015
(Unaudited)

		(c) Description of Investment
(a)	(b) Identity of Issue, Borrower,	(Including Maturity Date, Rate of Interest,	(d) Cost
	Lessor or Similar Party	Collateral, Par or Maturity Value)		(e) Current Value

	State Street Global Advisors	Index 500 Account	**	$ 1,037,538
*	SBERA	Equity Account	**	955,344
	Times Square Capital Management	Small Cap Growth Account	**	795,551
*	SBERA	Bond Account	**	781,634
	INTECH	Large Cap Growth Account	**	771,416
	Institutional Capital LLC (ICAP)	Large Cap Value Account	**	631,874
*	SBERA	Money Market Account	**	620,775
*	SBERA	International Equity Account	**	515,268
	The Boston Company	Small Cap Value Account	**	405,294
	Blackrock Institutional Trust	LifePath 2020	**	209,215
	PIMCO	All Asset Account	**	203,929
	Blackrock Institutional Trust	LifePath 2040	**	201,143
	Blackrock Institutional Trust	LifePath 2030	**	140,265
	Blackrock Institutional Trust	LifePath 2050	**	51,706
*	SBERA	SBERA Account	**	47,720
	Blackrock Institutional Trust	LifePath 2025	**	13,122
	Blackrock Institutional Trust	LifePath Retirement	**	10,806
	Blackrock Institutional Trust	LifePath 2055	**	8,286
	Blackrock Institutional Trust	LifePath 2045	**	1,776

*	Provident Bancorp, Inc.	Company Common Stock	**	3,131,606

*	Notes receivable from participants	Participant loans, various terms collateralized	- 0 -	280,630
		by vested account balance, interest rates
		fixed at 4.25%.
		Total assets at fair value		$ 10,814,898

* Indicates party-in-interest.
** Cost information is not required for participant-directed investments.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SBERA 401(K) PLAN AS ADOPTED BY THE PROVIDENT BANK

Date: June 20, 2016	By:	/s/ Carol Houle
Name: Carol Houle
Title: Plan Administrator